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                              August 30, 2023

       Dennis G. Schuh
       Chief Executive Officer and President
       Starwood Credit Real Estate Income Trust
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Credit
Real Estate Income Trust
                                                            Form 10-12G
                                                            Filed August 3,
2023
                                                            File No. 000-56577

       Dear Dennis G. Schuh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Item 1. Business, page 2

   1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including
Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider
all the elements of your share repurchase plan in determining whether the program is
consistent with relief granted by the Division of Corporation
                                                        Finance in prior no
action letters. To the extent you are relying on Blackstone Real Estate
                                                        Income Trust, Inc.
(Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.
                                                        (Letter dated December
21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
                                                        2017), or Black Creek
Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with
an analysis as to how your program is consistent with such relief.
                                                        To the extent you have
questions as to whether the program is entirely consistent with the relief previously
granted by the Division of Corporation Finance, you may contact the
                                                        Division   s Office of
Mergers and Acquisitions at 202-551-3440.
 Dennis G. Schuh
Starwood Credit Real Estate Income Trust
August 30, 2023
Page 2
2. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
         & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of
         Trading and Markets at 202-551-5777.
Item 1A. Risk Factors
Your ability to have your common shares repurchased through our share repurchase plan is limited. . . ., page 61

3. Please provide the information investors need to assess the magnitude of the risk. We note, for example, the media reports that Starwood Real Estate Income Trust limited withdrawals in 2022 and 2023. Disclose the occurrence of these events and the material consequences to those investors.
Item 15: Financial Statements and Exhibits, page 158

4. Please file your agreement with Starwood Capital for initial capitalization and repurchase as an exhibit.
General

5. Because the company is a blind pool with no operating history and is dependent on
         Starwood Capital and its affiliates, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors.
          For guidance, see CF Disclosure Guidance: Topic No. 6.
6. On the cover page, please identify the classes of common shares you are registering under the Exchange
FirstName            Act or advise.
           LastNameDennis    G. Schuh
Comapany
7.         NameStarwood
      Please                Credit Real
              note that the Division     Estate Income
                                     of Investment     Trust
                                                    Management is reviewing
your filing and may
Augusthave  further
       30, 2023     comments.
                 Page  2
FirstName LastName
 Dennis G. Schuh
FirstName LastNameDennis     G. Schuh
Starwood Credit Real Estate Income Trust
Comapany
August 30, NameStarwood
           2023           Credit Real Estate Income Trust
August
Page 3 30, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Ryan Bekkerus